UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *CERTIFICATE
ENTERGY ENTERPRISES, INC.       *PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant to Rule 24 promulgated by the Securities and

Exchange Commission (SEC) under the Public Utility Holding

Company Act of 1935, as amended (Act), modified by the

application(s) - declaration(s), as amended, in the above

referenced files and the related orders dated July 25, 1991,

December 14, 1992(2), December 28, 1992, July 8, 1993, and June

30, 1995, respectively, this is to certify that the following transactions were carried out during the three (3) months ended

December 31, 1995 by Entergy Enterprises, Inc. (formerly Electec,

Inc.) pursuant to the authorization of the SEC.





Programs Authorized

     Pursuant to the Orders, Entergy Enterprises, Inc.

(Enterprises) is authorized to (a) conduct preliminary

development activities with respect to various investment

opportunities for the Entergy System,  (b) market to non-

associates the System's expertise and capabilities in energy-

related areas, including the expertise of Entergy Power, Inc.

(EPI) gained from its bulk power business, (c) market to non-

associates intellectual property developed by System companies,

(d) provide various consulting, management, administrative and support services to associate companies, excluding certain

associate companies (Excluded Companies [FN]The Excluded

Companies are Entergy's retail operating companies (Arkansas

Power & Light Company, Louisiana Power & Light Company,

Mississippi Power & Light Company, New Orleans Public Service

Inc. and Gulf States Utilities Company), System Energy Resources,

Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy

Services, Inc., and any other subsidiaries that Entergy may

create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.), (e)

provide directly, or indirectly through one or more special

purpose subsidiary companies of Entergy or Enterprises, various operations and maintenance services to non-associate or associate companies (other than Excluded Companies), and (f) develop and field test a proposed telecommunications system for advanced energy management and other utility applications.

     During the quarter, Enterprises participated in the

following:

I.  Preliminary Development Activities

     During the quarter, Enterprises has been engaged in

preliminary development activities relating to investigating sites, research, contract drafting and negotiations, acquiring options or rights, partnership selection and other activities necessary to identify and analyze investment opportunities for

Entergy Corporation (Entergy).  These development activities include domestic and international opportunities.

     During the quarter, Enterprises expended $3,371,873 for

preliminary development activities associated with potential investments that would qualify as "exempt wholesale generators"

under Section 32(a) of the Act.  In addition, Enterprises

expended $3,678,004 for preliminary development activities

associated with potential investments that would qualify as

"foreign utility companies" under Section 33 of the Act.

Enterprises also expended $275,446 for preliminary development activities associated with potential investments that would

qualify as "nonutility business."  Finally, Enterprises recorded a credit due to prior overbilling of ($198,595)(due to $361,000 correction of expenses accrued in a previous quarter) and

$256,099 for preliminary development activities associated with demand side management activities and non-exempt domestic

wholesale generating and transmission facilities, respectively.



II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to its associate companies, EPI, Entergy S.A., Entergy Argentina

S.A., Entergy Systems and Service, Inc. (Entergy SASI), Entergy

Power Development Corporation (EPDC), and Entergy Pakistan, Ltd.

(EPL).  Enterprises charged these companies for costs incurred plus an indirect loading based upon current month Enterprises administrative charges.  In regard to EPI ($388,152.03), these services included marketing of EPI capacity and energy to other utilities at wholesale, preparation of contracts and regulatory filings, oversight of plant operations and maintenance by plant operators, and procurement of transmission services.  In regard to Entergy S.A.($53,564.50), Entergy Argentina S.A.

($160,738.11), Entergy SASI ($16,113.78), EPDC

($9,100,306.81),and EPL ($78,302.23), these services were related to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

     Enterprises, under contract with Louisiana Hydroelectric

Ltd. Partnership, continues to provide an array of technical services/support for a hydro electric transmission line project.

Certain Entergy Services, Inc. personnel are providing the

services.  The Louisiana Hydroelectric Ltd. Partnership was

charged $13,000 for services rendered during this quarter.



IV.  First Pacific Networks, Inc. Transactions

   A.     Description of Progress in Development and Field
Testing of CCLM/AFS



          As previously reported during the third quarter of

     1995, Enterprises concluded  its CCLM testing program and

     does not intend to resume testing of CCLM dedicated systems

     in the foreseeable future.   However, consistent with

     Enterprises' authorization to engage in preliminary

     development activities,  Enterprises continues to

     investigate other utility and energy related applications of communications technologies, including automated meter

     reading, power outage reporting and consumer accessible

     information such as real-time meter information and bill

     estimation systems.     Amounts expended by Enterprises in

     connection with such preliminary development activities are reported as "nonutility business" related expenses under

     Item "1" above.

   B.     Costs and Revenues Re: CCLM

     Total costs incurred by Enterprises in connection with the development, field testing and marketing of CCLM or other CCLM systems during the three-month period ending December 31, 1995,

included a credit due to prior overbilling of ($237,544), due to

$361,000 correction of expenses accrued in a previous quarter.

Total costs incurred by FPN and billed for the three-month period ending December 31, 1995 with respect to the testing and support

of CCLM or other CCLM systems were $75,000.     Enterprises has

no information on costs incurred by FPN in connection with the development or marketing of CCLM/AFS.

     As previously reported, notwithstanding the amendment to the

License Agreement noted above, FPN may proceed independently with the development of a CCLM system.  Pursuant to the License

Agreement, as amended, in the event that FPN unilaterally

completes development of a CCLM system and makes it available for commercialization, Enterprises has retained a license  to use or market CCLM within the service territory of the Entergy System.

Furthermore, Enterprises has rights under the amended License

Agreement to share in the revenues derived from the marketing of

CCLM by FPN to non-affiliates of Entergy.  No such revenues were received during the quarter.

V.   Financing, Amortization and Financial Statements

     During the three months ended December 31, 1995:

     A.  Enterprises incurred amortization expenses relating to the FPN license in the amount of $156,517 and to the organization of Entergy SASI in the amount of $6,307.

     B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated Income Statement for the twelve month period ended

December 31, 1995 are included as Exhibit 1.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed on this 15th day of February, 1996.



ENTERGY CORPORATION





By:  /s/Gerald D. McInvale
     Gerald D. McInvale
     Executive Vice President & Chief Financial Officer


ENTERGY ENTERPRISES, INC.




By:
     Terry L. Ogletree
     Executive Vice President